Press release
For immediate release
September 11 2007

AMENDMENT TO THE COULON JV AGREEMENT WITH BREAKWATER RESOURCES

Virginia Mines Inc. (“Virginia”) is pleased to announce the signing of an amendment to the Coulon JV Project Agreement pursuant to which Virginia optioned to Breakwater Resources Ltd. (“Breakwater”) the Fontanges Sud and Coulon Pitaval properties, located to the south and to the north of the Coulon JV property respectively. With this amendment, the Fontanges Sud and Coulon Pitaval properties are now merged with the Coulon JV property, thus bringing the surface area of the new property to over 1600 km 2.

Following the recent staking of 1,981 new claims and the addition of the Fontanges Sud and Coulon Pitaval properties, the new Coulon JV property (the “Coulon JV”) now consists of more than 3,250 claims and covers the Coulon volcanic belt over more than 90 km.

According to this new agreement, Breakwater has the option to acquire a 50% interest in the Coulon JV property in exchange for CA$7.5M (formerly $6.5M) in exploration expenditures over a 9-year period (formerly 8 years) and payments totalling $180,000 over a 4-year period. Virginia will remain the operator until the completion of a pre-feasibility study.

Please note that the Coulon JV property is now the host to 6 polymetallic massive sulphide lenses that returned up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5m (zone 16-17), up to 12.65% Zn, 1.36% Cu, 1.54% Pb and 125 g/t Ag over 4.7m (zone 08), up to 8.39% Zn, 0.95% Cu and 47.83 g/t Ag over 10.5m (lens 44), up to 7.54% Zn, 1.69% Cu, 0.37% Pb and 43.64 g/t Ag over 20.6m (lens 9-25), up to 2.22% Zn, 2.8% Cu and 22.06 g/t Ag over 9.65m (lens 43) and up to 7.22% Cu, 12.95% Zn, 200 g/t Ag and 1.24% Pb in selected grab samples on the newly discovered Spirit zone. A third drill was just mobilized on the property to accelerate exploration work. With this third drill, the level of exploration activity now represents monthly expenses of over $1M on the Coulon JV project.

Virginia is very pleased to be associated with Breakwater to develop, in partnership, one of Quebec most promising areas.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,042,904 as of May 31, 2007and 26,443,198 shares issued and outstanding as of August 31, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events